

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2016

Roelof Rongen
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

> **Re: Matinas BioPharma Holdings, Inc.**
> **Tender Offer Statement on Schedule TO**
> **Filed December 14, 2016**
> **File No. 005-89724**

Dear Mr. Rongen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(B)

Important Procedures, page 2

1. Disclosure states that a holder may withdraw after February 13, 2017, if tenders have not been accepted by that time. We believe this date should be February 10, 2017 pursuant to Rule 13e-4(f)(2)(ii). Please advise.

Because we do not have any formal commitments …, page 14

2. Disclosure states that directors and executive officers collectively hold 6,251,492 Original Warrants. Please reconcile this disclosure with that appearing on page 58.

Exhibit (a)(1)(C)

Acknowledgments and Representations and Warranties, page 4

3. Representations and warranties (2) through (5), set forth on page 5, appear to operate as disclaimers or waivers of rights and/or to impermissibly restrict participation in the tender offer under Rule 13e-4(f)(8)(i). Please revise to eliminate these representations as a requirement to tender, or provide an analysis as to how these representations do not so operate and are consistent with Rule 13e-4(f)(8)(i).

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Steven Skolnick, Esq.
Lowenstein Sandler LLP